

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 3, 2008

Via U.S. mail and facsimile

Mr. Ben Wang
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
People's Republic of China

      **RE: Form 10-KSB for the fiscal year ended March 31, 2008
           File No. 001-33470**

Dear Mr. Wang:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

     If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                               Sincerely,

                               Rufus Decker
                               Accounting Branch Chief